

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 4, 2013

Via E-mail
Timothy Francis
Chief Financial Officer
America First Tax Exempt Investors, L.P.
c/o The Burlington Capital Group L.L.C.
1004 Farnam Street, Suite 400
Omaha, Nebraska 68102

> **Re:** **America First Tax Exempt Investors, L.P.**
> **Amendment No. 1 to Registration Statement on Form S-3**
> **Filed September 30, 2013**
> **File No. 333-191014**

Dear Mr. Francis:

We have reviewed the above referenced filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information, including, if applicable, a draft of your proposed disclosures to be made in future filings. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Registration Statement on Form S-3

Business Objectives and Strategy, page 2

1. As previously requested, please disclose the percentage of the distributions, not income, of each of the last three years that is tax-exempt.

U.S. Federal Income Tax Considerations, page 29

2. Please revise to make clear that the material tax considerations, including the tax-exempt status of the mortgage revenue bonds, are the opinion (or opinions) of named counsel, and file the opinion (or opinions) as exhibits.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filings include the information the Securities Act of 1933 and the Securities Exchange Act of 1934, and all Securities Act and Exchange Act rules, in each case as applicable, require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Josh Samples at (202) 551-3199 or me at (202) 551-3698 with any other questions.

Sincerely,

/s/Mark S. Webb

Mark S. Webb
Legal Branch Chief

cc.   Via E-mail
        David Hooper
        Barnes & Thornburg, LLP